Exhibit 5.2

ROBINSON BRADSHAW & HINSON

May 10, 2005

COMSYS IT Partners, Inc.

440 Post Oak Parkway, Suite 1800

Houston, Texas 77027

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special counsel to COMSYS IT Partners, Inc. (formerly known both as Venturi Partners, Inc. and as Personnel Group of America, Inc.), a Delaware corporation (the “Company”), and certain of its subsidiaries in connection with the Restructuring Agreement dated March 14, 2003 (the “Restructuring Agreement”) among the Company, PFI Corp., a Delaware corporation, Staffplus, Inc., a Delaware corporation, Infotech Services LLC, a North Carolina limited liability company, BAL Associates Incorporated, a California corporation, Advanced Business Consultants, Inc., a Kansas corporation, Venturi Staffing Partners, LLC, a California limited liability company, and Venturi Texas Staffing Partners, LP, a Texas limited partnership, certain holders (the “Major Noteholders”) of 5¾% convertible subordinated notes of the Company due 2004 (the “Notes”), and certain lenders under Amendment No. 4, dated as of February 8, 2002, to the Amended and Restated Credit Agreement, dated as of June 23, 1997, of the Company, as subsequently amended by Amendment No. 5 to Amended and Restated Credit Agreement and Waiver, dated as of December 31, 2002 (as so amended, the “Credit Agreement”).

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Securities Act of 1933, as amended, in connection with a primary offering by the Company of shares of its common stock, par value $0.01 per share (the “Common Stock”), and the resale of shares of Common Stock by the selling stockholders listed on Exhibit A hereto (the “Selling Stockholders”) pursuant to a registration statement on Form S-1, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission.

In acting as special counsel as described above, we have reviewed such matters of law and examined original, certified, conformed, facsimile or photographic copies of such documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review, we have assumed the genuineness of all signatures, the capacity of all natural persons, the authenticity of all documents and certificates submitted to us as originals or duplicate originals, the conformity to original documents and certificates of the documents and certificates submitted to us as certified, photostatic, conformed

Attorneys at Law

Charlotte Office: 101 North Tryon Street, Suite 1900, Charlotte, NC 28246 Ph: 704.377.2536 Fx: 704.378.4000

South Carolina Office: 140 East Main Street, Suite 420, P.O. Drawer 12070, Rock Hill, SC 29731 Ph: 803.325.2900 Fx: 803.325.2929

COMSYS IT Partners, Inc.

May 10, 2005

or facsimile copies, the authenticity of the originals of such latter documents and certificates, the accuracy and completeness of all statements contained in all such documents and certificates, and the integrity and completeness of the minute books and records of the Company to the date hereof. As to all questions of fact material to the opinions expressed herein that have not been independently established, we have relied, without investigation or analysis of any underlying data, upon certificates and statements of public officials and representatives of the Company. To the extent that the Company’s obligations depended on the enforceability of a document against other parties to such document, we have assumed that such document is enforceable against such other parties.

Upon the basis of such examination, and subject to the limitations and qualifications expressed herein, we advise you that, in our opinion:

1. The shares of Common Stock and the shares of Series B Convertible Participating Preferred Stock of the Company (“Series B Preferred Stock”) issued to the Selling Stockholders pursuant to the Restructuring Agreement were validly issued.

2. The shares of Common Stock issued to the Selling Stockholders pursuant to the Restructuring Agreement are fully paid and non-assessable, and the shares of Series B Preferred Stock issued to the Selling Stockholders pursuant to the Restructuring Agreement were fully paid and non-assessable upon issuance and until conversion.

3. The shares of Common Stock issued to the Selling Stockholders upon conversion of the shares of Series B Preferred Stock issued pursuant to the Restructuring Agreement were validly issued and are fully paid and non-assessable.

4. The shares of Common Stock issuable upon exercise of the common stock purchase warrants of the Company (the “Warrants”) issued to the Selling Stockholders pursuant to the Restructure Agreement dated as of April 14, 2003 between the Company, certain of its subsidiaries, the Major Noteholders and certain lenders under the Credit Agreement, when such shares of Common Stock are issued and delivered to the holders of the Warrants against payment of the exercise price of the Warrants as provided therein, will be validly issued, fully paid and non-assessable.

The foregoing opinions are limited to the federal laws of the United States of America and the Delaware corporate law. These opinions are further limited to the matters expressly stated herein, and no opinion is implied or may be inferred beyond such matters. We undertake no responsibility after the date hereof to update or supplement this letter or the foregoing opinions, which speak only as of the date hereof. In that regard, we note that our opinion expressed in numbered paragraph 4 above may be affected by changes after the date hereof to the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, the Warrants, or the number of issued and outstanding shares of the Common Stock.

COMSYS IT Partners, Inc.

May 10, 2005

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is included therein. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Sincerely,

/s/ ROBINSON, BRADSHAW & HINSON, P.A.
ROBINSON, BRADSHAW & HINSON, P.A.

COMSYS IT Partners, Inc.

May 10, 2005

Exhibit A

Selling Stockholders

SC Fundamental Value BVI, Ltd.

SC Fundamental Value Fund, L.P.

Bank of America, N.A.